# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SSGA Active Trust, CIK 0001516212
CUSIP: 78467V103
Title of class of securities: Shares of beneficial interest, no par value per share (State Street Multi-Asset Real Return ETF)
Address of issuer's principal executive offices: ONE CONGRESS STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001941030

## Reporting persons
- First National Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 0; sole dispositive power 3,171,260; shared dispositive power 0; aggregate amount beneficially owned 3,171,260 (8.6% of the class)

## Item 1. Issuer
Name of issuer: SSGA Active Trust
Address of issuer's principal executive offices: ONE CONGRESS STREET, BOSTON, MASSACHUSETTS 02114

## Item 2. Person Filing
Name of person filing: First National Advisers, LLC
Address of principal business office or, if none, residence:
14010 FNB PARKWAY
STOP 8121
OMAHA, Nebraska
68154
Citizenship: First National Advisers, LLC - NEBRASKA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,171,260
Percent of class: 8.6
Sole power to vote or to direct the vote: First National Advisers, LLC - 0
Shared power to vote or to direct the vote: First National Advisers, LLC - 0
Sole power to dispose or to direct the disposition: First National Advisers, LLC - 3,171,260
Shared power to dispose or to direct the disposition: First National Advisers, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First National Advisers, LLC: /s/ Brett Badalucco, Brett Badalucco, Chief Compliance Officer (09/08/2026)